UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 11, 2010**



CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: **(713) 830-8775**

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 5.02 — DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

(e)

On August 11, 2010 (the "Grant Date"), Calpine Corporation (the "Company") awarded stock options (collectively, the "New Options") to purchase shares of the Company's common stock, par value $.001 per share, to the following executive officers under the Amended and Restated Calpine Corporation 2008 Equity Incentive Plan (the "Equity Plan") as specified below:

Name	Title	Options Granted	Vesting Date	Exercise Price	Expiration Date
Jack A. Fusco	President and Chief Executive Officer	1,800,000	August 10, 2013	$ 12.64	August 10, 2015
John B. (Thad) Hill	Executive Vice President and Chief Commercial Officer	900,000	August 11, 2013	$ 12.64	September 1, 2015
W. Thaddeus Miller	Executive Vice President, Chief Legal Officer and Secretary	560,000	August 11, 2013	$ 12.64	August 11, 2015

The New Options are being granted to provide industry-competitive compensation opportunities for increases in the Company's common stock price above current levels. The New Options complement the 2008 sign-on options (the "Sign-on Options"), which were intended to provide a competitive compensation opportunity for five years of employment assuming historical rates of industry market capitalization. The Sign-on Options were divided into four tranches with successively increasing exercise prices in the range of $15.99 to $27.00 for the three executives. The subsequent decline in the general economy and industry stock prices beginning in late 2008 have been reflected in the Company's stock price, resulting in exercise prices of the Sign-on Options being significantly above the current market price of the Company's common stock and have greatly diminished their value in supporting their intended purpose of enhancing performance motivation and executive retention. Smaller grants of regular stock options were made in 2009 to begin to address this issue. In contrast, the New Options provide a generally competitive compensation opportunity for the current or a similar economic environment whereas they reduce in number to zero as and if the Company's common stock prices return to historical capitalization rates at the time of exercise of the New Options.

Each executive officer's respective New Options fully vest on the dates specified above, subject to each grantee's continuous employment by the Company during the period commencing on the Grant Date and ending on the vesting date. The New Options expire as specified above and coincide with the expiration of each executive officer's respective Sign-on Options or expire upon a termination of employment in accordance with Section 13 of the Equity Plan. The number of New Options exercisable decreases if the market price of the common stock on the date of exercise exceeds certain thresholds. Specifically, if on the date of exercise of the New Options, the closing price of a share of common stock exceeds the exercise price plus 25% ($15.80), then the number of shares underlying the New Options that may be exercised on that date of exercise shall be reduced, on a straight-line basis, beginning when the closing price on the date of exercise exceeds $15.80 and ending when such closing price equals or exceeds $27.50 per share at which price the number of shares underlying the New Options shall be reduced to zero shares as the full reward from the Sign-on Options becomes realizable as originally intended. The formula is set forth in full in the applicable award agreement for each of Messrs. Fusco, Hill and Miller, respectively.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the stock option agreements between the Company and each of Messrs. Fusco, Hill and Miller, filed herewith as Exhibits 10.1, 10.2 and 10.3, respectively, each of which is incorporated herein by reference.

ITEM 8.01 — OTHER EVENTS

In connection with the awards summarized above, the Board of Directors of the Company approved an amendment to the Equity Plan to vest the Company's Compensation Committee with authority to exercise its discretion to exceed the maximum number of shares of Common Stock currently stated in the Equity Plan for which any award may be granted under the Equity Plan to any individual during any calendar year. The Compensation Committee exercised this discretion in recommending an award of 1,800,000 of New Options to Mr. Fusco as described above. Due to the Company's substantial NOL carryforwards, the grant of awards during any calendar year that exceed the 1,250,000 share individual limit currently stated in the Equity Plan and that are subject to the deduction limitations of Section 162(m) of the Internal Revenue Code is not expected to have an impact on the Company's post-tax results. This summary is qualified in its entirety by reference to the full text of the Equity Plan, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

    (d)   *Exhibits*

Exhibit No.	Description
10.1	Non-Qualified Stock Option Agreement between the Company and Jack Fusco, dated August 11, 2010.
10.2	Non-Qualified Stock Option Agreement between the Company and John B. (Thad) Hill, dated August 11, 2010.
10.3	Non-Qualified Stock Option Agreement between the Company and W. Thaddeus Miller, dated August 11, 2010.
99.1	The Amended and Restated Calpine Corporation 2008 Equity Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ ZAMIR RAUF
Zamir Rauf
Executive Vice President and
Chief Financial Officer

Date: August 17, 2010

EXHIBIT INDEX

Exhibit No.	Description
10.1	Non-Qualified Stock Option Agreement between the Company and Jack Fusco, dated August 11, 2010.
10.2	Non-Qualified Stock Option Agreement between the Company and John B. (Thad) Hill, dated August 11, 2010.
10.3	Non-Qualified Stock Option Agreement between the Company and W. Thaddeus Miller, dated August 11, 2010.
99.1	The Amended and Restated Calpine Corporation 2008 Equity Incentive Plan.

EXHIBIT 10.1

CALPINE CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT
Pursuant to the Amended and Restated 2008 Equity Incentive Plan

OPTION granted on **August 11, 2010** (the "Grant Date"), by Calpine Corporation, a Delaware corporation (the "Corporation"), to **JACK A. FUSCO** (the "Grantee") pursuant to this Non-Qualified Stock Option Agreement ("Stock Option Agreement").

1.   **GRANT OF OPTION.** The Corporation hereby grants to the Grantee the irrevocable Option to purchase, on the terms and subject to the conditions set forth herein and in the Plan (as defined below), up to **1,800,000** fully paid and nonassessable shares ("Total Shares") of the Corporation's Common Stock, par value $.001 per share, at the option price of **$12.64** per share, being not less than 100% of the fair market value of such Common Stock on the Grant Date (the "Exercise Price").

The Option is granted pursuant to the Corporation's Amended and Restated 2008 Equity Incentive Plan (the "Plan"). The Option is subject in its entirety to all the applicable provisions of the Plan, which are hereby incorporated herein by reference. The Option is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code. Except as otherwise provided herein, or unless the context clearly indicates otherwise, capitalized terms not otherwise defined herein shall have the same definitions as provided in the Plan.

2.   **PERIOD OF OPTION**. The period of the Option shall commence on the Grant Date and expire on **August 10, 2015** ("Option Period"). Notwithstanding the foregoing, upon a termination of employment or service with the Corporation, the Option shall expire in accordance with Section 13 of the Plan.

The Option (or any lesser amount thereof) may be exercised from time to time during the Option Period as to the number of Total Shares allowable under Section 3 below and the Plan.

3.   **EXERCISE OF OPTION.** The Option is vested and exercisable 100% on **August 10, 2013**, provided the Grantee has been continuously employed by the Corporation during the period commencing on the Grant Date and ending on August 10, 2013. The foregoing to the contrary notwithstanding, if on the date of exercise of the Option, the New York Stock Exchange closing price of a share of Company Common Stock exceeds the Exercise Price plus 25% ($15.80), then the number of shares underlying the Option that may be exercised on that date of exercise shall be reduced on a straight-line basis, beginning when such closing price on the date of exercise exceeds $15.80 and ending when such closing price equals or exceeds $27.50 per share at which closing price the number of shares underlying the Option shall be reduced to zero shares. The reduction shall be calculated in accordance with the following formula:

A = $12.64 (Exercise Price)
B = $15.80 (A*125%)
C = Closing share price at date of exercise
D = 1,800,000 Total Shares

Number of exercisable Option shares at:

If C<=$15.80, then 1,800,000

If C>$15.80 and C<$27.50, then (1-(C-$15.80)/($27.50-$15.80))*1,800,000

If C>=$27.50, then 0

In the event the Option is exercised for less than the number of Total Shares, the number of exercisable Option shares as determined above with respect to any subsequent exercise of the Option shall be reduced by the number of shares for which the Option was previously so exercised.

Continuous employment includes any paid leave of absence and any unpaid leave of absence up to 30 days, but does not include any unpaid leave of absence after 30 days.

Notwithstanding any other provision herein to the contrary, upon the occurrence of a Change in Control (as defined in the Plan), the Option shall become immediately vested in full.

4.   **SECURITIES ACT REQUIREMENTS.** In addition to the requirements set forth herein and in the Plan, (i) the Option shall not be exercisable in whole or in part, and the Corporation shall not be obligated to issue any shares of Common Stock subject to any such Option, if such exercise and sale or issuance would, in the opinion of counsel for the Corporation, violate the Securities Act of 1933 (the "1933 Act") or other Federal or state statutes having similar requirements, as they may be in effect at that time; and (ii) each Option shall be subject to the further requirement that, at any time that the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares of Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares of Common Stock, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5.   **METHOD OF EXERCISE OF OPTION.** Subject to the provisions of the Plan and Section 4 hereof, the exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or by certified or bank check at the time the Option is exercised or (ii) in the discretion of the Committee, upon such terms as the Committee shall approve, the exercise price may be paid: (A) by delivery to the Corporation of other Common Stock, duly endorsed for transfer to the Corporation, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Grantee identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares

thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (B) a "cashless" exercise program established with a broker; (C) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise, or (D) in any other form of legal consideration that may be acceptable to the Committee. The purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Corporation of other Common Stock acquired, directly or indirectly from the Corporation, shall be paid only by shares of the Common Stock of the Corporation that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by Grantee that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Corporation, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to this award.

6. **TRANSFERABILITY.** The Option is not transferable otherwise than by will or pursuant to the laws of descent and distribution, and is exercisable during the Grantee's lifetime only by the Grantee.

7. **BINDING AGREEMENT.** This Stock Option Agreement shall be binding upon and shall inure to the benefit of any successor or assign of the Corporation, and, to the extent herein provided, shall be binding upon and inure to the benefit of the Grantee's beneficiary or legal representatives, as the case may be.

8. **ENTIRE AGREEMENT.** This Stock Option Agreement and the Plan set forth the entire agreement of the parties with respect to the Option granted hereby and may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any change, modification or extension is sought.

9. **ELECTRONIC DELIVERY AND SIGNATURES.** The Corporation may, in its sole discretion, decide to deliver any documents related to the Option or to participation in the Plan or to future options that may be granted under the Plan by electronic means or to request the Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or another third party designated by the Corporation. If the Corporation establishes procedures of an electronic signature system for delivery and acceptance of Plan documents (including any Award Agreement like this Option), the Grantee hereby consents to such procedures and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

10. **WITHHOLDING OF TAX.** To the extent that the exercise of the Option or the disposition of shares of Corporation's Common Stock acquired by exercise of the Option results in compensation income to the Grantee for federal or state income tax purposes, the Grantee shall pay to the Corporation at the time of such exercise or disposition such amount of money or, if the Corporation so determines, shares of Common Stock, as the Corporation may require to meet its obligation under applicable tax laws or regulations and, if the Grantee fails to do so, the

Corporation is authorized to withhold from any cash remuneration then or thereafter payable to the Grantee, any tax required to be withheld by reason of such resulting compensation income or the Corporation may otherwise refuse to issue or transfer any shares otherwise required to be issued or transferred pursuant to the terms hereof.

11.   **ADJUSTMENTS/CHANGES IN CAPITALIZATION.** This award is subject to the adjustment provisions set forth in the Plan.

Subject to Section 9 above, if the foregoing is in accordance with your understanding and approved by you, please so confirm by signing and returning the duplicate of this Stock Option Agreement enclosed for that purpose.

CALPINE CORPORATION

/s/ W. THADDEUS MILLER
W. Thaddeus Miller, Executive Vice President,
Chief Legal Officer and Secretary

The foregoing is in accordance with my understanding and is hereby confirmed and agreed to as of the Grant Date.

/s/ JACK A. FUSCO
Jack A. Fusco

EXHIBIT 10.2

CALPINE CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT
Pursuant to the Amended and Restated 2008 Equity Incentive Plan

OPTION granted on **August 11, 2010** (the "Grant Date"), by Calpine Corporation, a Delaware corporation (the "Corporation"), to **JOHN B. ("Thad") HILL, III** (the "Grantee") pursuant to this Non-Qualified Stock Option Agreement ("Stock Option Agreement").

1.   **GRANT OF OPTION.** The Corporation hereby grants to the Grantee the irrevocable Option to purchase, on the terms and subject to the conditions set forth herein and in the Plan (as defined below), up to **900,000** fully paid and nonassessable shares ("Total Shares") of the Corporation's Common Stock, par value $.001 per share, at the option price of **$12.64** per share, being not less than 100% of the fair market value of such Common Stock on the Grant Date (the "Exercise Price").

The Option is granted pursuant to the Corporation's Amended and Restated 2008 Equity Incentive Plan (the "Plan"). The Option is subject in its entirety to all the applicable provisions of the Plan, which are hereby incorporated herein by reference. The Option is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code. Except as otherwise provided herein, or unless the context clearly indicates otherwise, capitalized terms not otherwise defined herein shall have the same definitions as provided in the Plan.

2.   **PERIOD OF OPTION**. The period of the Option shall commence on the Grant Date and expire on **September 1, 2015** ("Option Period"). Notwithstanding the foregoing, upon a termination of employment or service with the Corporation, the Option shall expire in accordance with Section 13 of the Plan.

The Option (or any lesser amount thereof) may be exercised from time to time during the Option Period as to the number of Total Shares allowable under Section 3 below and the Plan.

3.   **EXERCISE OF OPTION.** The Option is vested and exercisable 100% on **August 11, 2013**, provided the Grantee has been continuously employed by the Corporation during the period commencing on the Grant Date and ending on August 11, 2013. The foregoing to the contrary notwithstanding, if on the date of exercise of the Option, the New York Stock Exchange closing price of a share of Company Common Stock exceeds the Exercise Price plus 25% ($15.80), then the number of shares underlying the Option that may be exercised on that date of exercise shall be reduced, on a straight-line basis, beginning when such closing price on the date of exercise exceeds $15.80 and ending when such closing price equals or exceeds $27.50 per share at which closing price the number of shares underlying the Option shall be reduced to zero shares. The reduction shall be calculated in accordance with the following formula:

A = $12.64 (Exercise Price)

B = $15.80 (A*125%)

C = Closing share price at date of exercise

D = 900,000 Total Shares

Number of exercisable Option shares at:

If C<=$15.80, then 900,000

If C>$15.80 and C<$27.50, then (1-(C-$15.80)/($27.50-$15.80))*900,000

If C>=$27.50, then 0

In the event the Option is exercised for less than the number of Total Shares, the number of exercisable Option shares as determined above with respect to any subsequent exercise of the Option shall be reduced by the number of shares for which the Option was previously so exercised.

Continuous employment includes any paid leave of absence and any unpaid leave of absence up to 30 days, but does not include any unpaid leave of absence after 30 days.

Notwithstanding any other provision herein to the contrary, upon the occurrence of a Change in Control (as defined in the Plan), the Option shall become immediately vested in full.

4. **SECURITIES ACT REQUIREMENTS.** In addition to the requirements set forth herein and in the Plan, (i) the Option shall not be exercisable in whole or in part, and the Corporation shall not be obligated to issue any shares of Common Stock subject to any such Option, if such exercise and sale or issuance would, in the opinion of counsel for the Corporation, violate the Securities Act of 1933 (the "1933 Act") or other Federal or state statutes having similar requirements, as they may be in effect at that time; and (ii) each Option shall be subject to the further requirement that, at any time that the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares of Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares of Common Stock, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5. **METHOD OF EXERCISE OF OPTION.** Subject to the provisions of the Plan and Section 4 hereof, the exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or by certified or bank check at the time the Option is exercised or (ii) in the discretion of the Committee, upon such terms as the Committee shall approve, the exercise price may be paid: (A) by delivery to the Corporation of other Common Stock, duly endorsed for transfer to the Corporation, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Grantee identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a

number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (B) a "cashless" exercise program established with a broker; (C) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise, or (D) in any other form of legal consideration that may be acceptable to the Committee. The purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Corporation of other Common Stock acquired, directly or indirectly from the Corporation, shall be paid only by shares of the Common Stock of the Corporation that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by Grantee that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Corporation, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to this award.

6.   **TRANSFERABILITY.** The Option is not transferable otherwise than by will or pursuant to the laws of descent and distribution, and is exercisable during the Grantee's lifetime only by the Grantee.

7.   **BINDING AGREEMENT.** This Stock Option Agreement shall be binding upon and shall inure to the benefit of any successor or assign of the Corporation, and, to the extent herein provided, shall be binding upon and inure to the benefit of the Grantee's beneficiary or legal representatives, as the case may be.

8.   **ENTIRE AGREEMENT.** This Stock Option Agreement and the Plan set forth the entire agreement of the parties with respect to the Option granted hereby and may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any change, modification or extension is sought.

9.   **ELECTRONIC DELIVERY AND SIGNATURES.** The Corporation may, in its sole discretion, decide to deliver any documents related to the Option or to participation in the Plan or to future options that may be granted under the Plan by electronic means or to request the Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or another third party designated by the Corporation. If the Corporation establishes procedures of an electronic signature system for delivery and acceptance of Plan documents (including any Award Agreement like this Option), the Grantee hereby consents to such procedures and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

10.   **WITHHOLDING OF TAX.** To the extent that the exercise of the Option or the disposition of shares of Corporation's Common Stock acquired by exercise of the Option results in compensation income to the Grantee for federal or state income tax purposes, the Grantee shall pay to the Corporation at the time of such exercise or disposition such amount of money or,

if the Corporation so determines, shares of Common Stock, as the Corporation may require to meet its obligation under applicable tax laws or regulations and, if the Grantee fails to do so, the Corporation is authorized to withhold from any cash remuneration then or thereafter payable to the Grantee, any tax required to be withheld by reason of such resulting compensation income or the Corporation may otherwise refuse to issue or transfer any shares otherwise required to be issued or transferred pursuant to the terms hereof.

      11.   **ADJUSTMENTS/CHANGES IN CAPITALIZATION.** This award is subject to the adjustment provisions set forth in the Plan.

Subject to Section 9 above, if the foregoing is in accordance with your understanding and approved by you, please so confirm by signing and returning the duplicate of this Stock Option Agreement enclosed for that purpose.


CALPINE CORPORATION

/s/ W. THADDEUS MILLER

W. Thaddeus Miller, Executive Vice President,
Chief Legal Officer and Secretary

The foregoing is in accordance with my understanding and is hereby confirmed and agreed to as of the Grant Date.


/s/ JOHN B. HILL, III

John B. ("Thad") Hill, III

EXHIBIT 10.3

CALPINE CORPORATION

NON-QUALIFIED STOCK OPTION AGREEMENT
Pursuant to the Amended and Restated 2008 Equity Incentive Plan

OPTION granted on **August 11, 2010** (the "Grant Date"), by Calpine Corporation, a Delaware corporation (the "Corporation"), to **W. THADDEUS MILLER** (the "Grantee") pursuant to this Non-Qualified Stock Option Agreement ("Stock Option Agreement").

1. **GRANT OF OPTION.** The Corporation hereby grants to the Grantee the irrevocable Option to purchase, on the terms and subject to the conditions set forth herein and in the Plan (as defined below), up to **560,000** fully paid and nonassessable shares ("Total Shares") of the Corporation's Common Stock, par value $.001 per share, at the option price of **$12.64** per share, being not less than 100% of the fair market value of such Common Stock on the Grant Date (the "Exercise Price").

The Option is granted pursuant to the Corporation's Amended and Restated 2008 Equity Incentive Plan (the "Plan"). The Option is subject in its entirety to all the applicable provisions of the Plan, which are hereby incorporated herein by reference. The Option is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code. Except as otherwise provided herein, or unless the context clearly indicates otherwise, capitalized terms not otherwise defined herein shall have the same definitions as provided in the Plan.

2. **PERIOD OF OPTION**. The period of the Option shall commence on the Grant Date and expire on **August 11, 2015** ("Option Period"). Notwithstanding the foregoing, upon a termination of employment or service with the Corporation, the Option shall expire in accordance with Section 13 of the Plan.

The Option (or any lesser amount thereof) may be exercised from time to time during the Option Period as to the number of Total Shares allowable under Section 3 below and the Plan.

3. **EXERCISE OF OPTION.** The Option is vested and exercisable 100% on **August 11, 2013**, provided the Grantee has been continuously employed by the Corporation during the period commencing on the Grant Date and ending on August 11, 2013. The foregoing to the contrary notwithstanding, if on the date of exercise of the Option, the New York Stock Exchange closing price of a share of Company Common Stock exceeds the Exercise Price plus 25% ($15.80), then the number of shares underlying the Option that may be exercised on that date of exercise shall be reduced, on a straight-line basis, beginning when such closing price on the date of exercise exceeds $15.80 and ending when such closing price equals or exceeds $27.50 per share at which closing price the number of shares underlying the Option shall be reduced to zero shares. The reduction shall be calculated in accordance with the following formula:

A = $12.64 (Exercise Price)
B = $15.80 (A*125%)
C = Closing share price at date of exercise
D = 560,000 Total Shares

Number of exercisable Option shares at:

If C<=$15.80, then 560,000

If C>$15.80 and C<$27.50, then (1-(C-$15.80)/($27.50-$15.80))*560,000

If C>=$27.50, then 0

In the event the Option is exercised for less than the number of Total Shares, the number of exercisable Option shares as determined above with respect to any subsequent exercise of the Option shall be reduced by the number of shares for which the Option was previously so exercised.

Continuous employment includes any paid leave of absence and any unpaid leave of absence up to 30 days, but does not include any unpaid leave of absence after 30 days.

Notwithstanding any other provision herein to the contrary, upon the occurrence of a Change in Control (as defined in the Plan), the Option shall become immediately vested in full.

4.   **SECURITIES ACT REQUIREMENTS.** In addition to the requirements set forth herein and in the Plan, (i) the Option shall not be exercisable in whole or in part, and the Corporation shall not be obligated to issue any shares of Common Stock subject to any such Option, if such exercise and sale or issuance would, in the opinion of counsel for the Corporation, violate the Securities Act of 1933 (the "1933 Act") or other Federal or state statutes having similar requirements, as they may be in effect at that time; and (ii) each Option shall be subject to the further requirement that, at any time that the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares of Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares of Common Stock, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

5.   **METHOD OF EXERCISE OF OPTION.** Subject to the provisions of the Plan and Section 4 hereof, the exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or by certified or bank check at the time the Option is exercised or (ii) in the discretion of the Committee, upon such terms as the Committee shall approve, the exercise price may be paid: (A) by delivery to the Corporation of other Common Stock, duly endorsed for transfer to the Corporation, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Grantee identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a

number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (B) a "cashless" exercise program established with a broker; (C) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise, or (D) in any other form of legal consideration that may be acceptable to the Committee. The purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Corporation of other Common Stock acquired, directly or indirectly from the Corporation, shall be paid only by shares of the Common Stock of the Corporation that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by Grantee that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Corporation, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to this award.

6. **TRANSFERABILITY.** The Option is not transferable otherwise than by will or pursuant to the laws of descent and distribution, and is exercisable during the Grantee's lifetime only by the Grantee.

7. **BINDING AGREEMENT.** This Stock Option Agreement shall be binding upon and shall inure to the benefit of any successor or assign of the Corporation, and, to the extent herein provided, shall be binding upon and inure to the benefit of the Grantee's beneficiary or legal representatives, as the case may be.

8. **ENTIRE AGREEMENT.** This Stock Option Agreement and the Plan set forth the entire agreement of the parties with respect to the Option granted hereby and may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any change, modification or extension is sought.

9. **ELECTRONIC DELIVERY AND SIGNATURES.** The Corporation may, in its sole discretion, decide to deliver any documents related to the Option or to participation in the Plan or to future options that may be granted under the Plan by electronic means or to request the Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or another third party designated by the Corporation. If the Corporation establishes procedures of an electronic signature system for delivery and acceptance of Plan documents (including any Award Agreement like this Option), the Grantee hereby consents to such procedures and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

10. **WITHHOLDING OF TAX.** To the extent that the exercise of the Option or the disposition of shares of Corporation's Common Stock acquired by exercise of the Option results in compensation income to the Grantee for federal or state income tax purposes, the Grantee shall pay to the Corporation at the time of such exercise or disposition such amount of money or,

if the Corporation so determines, shares of Common Stock, as the Corporation may require to meet its obligation under applicable tax laws or regulations and, if the Grantee fails to do so, the Corporation is authorized to withhold from any cash remuneration then or thereafter payable to the Grantee, any tax required to be withheld by reason of such resulting compensation income or the Corporation may otherwise refuse to issue or transfer any shares otherwise required to be issued or transferred pursuant to the terms hereof.

      11.   **ADJUSTMENTS/CHANGES IN CAPITALIZATION.** This award is subject to the adjustment provisions set forth in the Plan.

Subject to Section 9 above, if the foregoing is in accordance with your understanding and approved by you, please so confirm by signing and returning the duplicate of this Stock Option Agreement enclosed for that purpose.

CALPINE CORPORATION

/s/ JACK A. FUSCO
Jack A. Fusco, President and
Chief Executive Officer

The foregoing is in accordance with my understanding and is hereby confirmed and agreed to as of the Grant Date.

/s/ W. THADDEUS MILLER
W. Thaddeus Miller

-4-

EXHIBIT 99.1

AMENDED AND RESTATED

CALPINE CORPORATION

2008 EQUITY INCENTIVE PLAN

1.   PURPOSE OF THE PLAN. The purpose of the Amended and Restated 2008 Equity Incentive Plan (the "Plan") of Calpine Corporation, a Delaware corporation (the "Corporation"), is to provide incentive for future endeavors and to advance the interests of the Corporation and its stockholders by encouraging ownership of the common stock, par value $.001 per share (the "Common Stock"), of the Corporation by its Directors, Employees and Consultants and to enable the Corporation to compete effectively with other enterprises for the services of such new directors, executives, employees and consultants as may be needed for the continued improvement of the Corporation's business, through the grant of (a) options to purchase shares of Common Stock, either as Incentive Stock Options or Nonstatutory Stock Options (collectively "Options"), (b) shares of Common Stock that are subject to restrictions set forth in the Plan or any individual award agreement ("Restricted Stock" or a "Restricted Stock Award"), (c) Stock Appreciation Rights (as defined below), (d) restricted stock unit awards (a "Restricted Stock Unit Award", and collectively with a Restricted Stock Award, a "Restricted Award"), (e) Performance Compensation Awards (as defined below) and (f) Other Stock Based-Awards (such Options, Restricted Awards, Stock Appreciation Rights, Performance Compensation Awards and Other Stock Based-Awards, collectively, the "Awards").

2.   PARTICIPANTS.

(a)   Awards may be granted under the Plan to directors of the Board of the Corporation (the "Board") and to such executives, employees and consultants of the Corporation and its Affiliates (as defined below) as shall be determined by the Committee as set forth in Section 6 of the Plan (each, a "Grantee"); provided, however, that no Awards may be granted to any person if such grant would cause the Plan to cease to be an "employee benefit plan" as defined in Rule 405 of Regulation C promulgated under the Securities Act.

(b)   Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants and those individuals whom the Committee determines are reasonably expected to become Employees, Directors and Consultants following the Date of Grant.

(c)   A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value of the Common Stock at the Date of Grant and the Option is not exercisable after the expiration of five years from the Date of Grant.

(d)   A Consultant shall not be eligible for the grant of an Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act ("Form S-8") is not available to register either the offer or the sale of the Corporation's securities to such Consultant because of the nature of the services that the Consultant is providing to the Corporation (i.e., capital raising), or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Corporation determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (*e.g.*, on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

3. **EFFECTIVE DATE; TERM OF THE PLAN**. The Plan was effective (the "Effective Date") upon the occurrence of the "effective date" of the Corporation's "Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code Dated August 27, 2007" (the "JPR"). Confirmation of the JPR constituted all necessary approval by the stockholders of the Corporation of the Plan. The amendment and restatement of the Plan set forth herein incorporates all prior amendments, provided that the amendment to Section 5(a) of the Plan to increase the number of shares of Common Stock stated in the first sentence thereof shall be effective May 19, 2010, subject to approval of such amendment by the stockholders of the Corporation in accordance with Section 22(a) hereof at the Annual Meeting of the Stockholders on May 19, 2010.

4. **DEFINITIONS.**

(a) ***"Affiliate"*** means any affiliate of the Corporation selected by the Committee; provided, that, with respect to any "stock right" within the meaning of Section 409A of the Code, such affiliate must qualify as a "service recipient" within the meaning of Section 409A of the Code and in applying Section 1563(a)(1), (2) and (3) of the Code for purposes of determining a controlled group of corporations under Section 414(b) of the Code and in applying Treasury Regulation Section 1.414(c)-2 for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Section 414(c) of the Code, the language "at least 50 percent" is used instead of "at least 80 percent"; provided, that, with respect to Incentive Stock Options, it shall mean any subsidiary or parent of the Corporation that is a corporation and that at the time qualifies as a "subsidiary corporation" within the meaning of Section 424(f) of the Code or a "parent corporation" within the meaning of Section 424(e) of the Code.

(b) ***"Award"*** means any right granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Compensation Award, a Stock Appreciation Right, and Other Stock Based-Award.

(c) ***"Award Agreement"*** means a written agreement between the Corporation and a Grantee evidencing the terms and conditions of an individual Award grant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(d) ***"Board"*** means the Board of Directors of the Corporation.

(i) ***"Cause"*** shall mean:

(1) the Grantee's act of fraud, dishonesty, misappropriation, or embezzlement with respect to the Corporation;

-2-

(2) the Grantee's conviction of, or plea of guilty or no contest to, any felony;

(3) the Grantee's violation of the Corporation's drug policy or anti-harassment policy;

(4) the Grantee's admission of liability for, or finding by a court or the SEC (or a similar agency of any applicable state) of liability for, the violation of any "Securities Laws" (as hereinafter defined) (excluding any technical violations of the Securities Laws which are not criminal in nature). As used herein, the term "Securities Laws" means any Federal or state law, rule or regulation governing the issuance or exchange of securities, including without limitation the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder;

(5) the Grantee's failure after reasonable prior written notice from the Corporation to comply with any valid and legal directive of the Chief Executive Officer or the Board that is not remedied within thirty (30) days of the Grantee being provided written notice thereof from the Corporation or the Grantee's gross negligence in performance, or willful non-performance, of any of the Grantee's duties and responsibilities with respect to the Corporation that is not remedied within thirty (30) days of the Grantee being provided notice thereof; or

(6) other than as provided in clauses (1) through (5) above, the Grantee's material breach of any material provision of this Plan that is not remedied within thirty (30) days of the Grantee being provided written notice thereof from the Corporation.

Cause shall be determined by the Committee unless it delegates the authority to make such determination to the appropriate officers of the Corporation.

(e) *"Change in Control"* shall mean:

(i) the acquisition (other than from the Corporation) by any person, entity or "group" (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act, but excluding, for this purpose, the Corporation or its subsidiaries, or any employee benefit plan of the Corporation or its subsidiaries which acquires beneficial ownership of voting securities of the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a majority of either the then-outstanding shares of Common Stock or the combined voting power of the Corporation's then-outstanding voting securities entitled to vote generally in the election of directors; or

(ii) individuals who, as of the Effective Date, constitute the Board (as of such date, the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any person becoming a director subsequent to such date whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board or was effected in satisfaction of a contractual requirement that was approved by at least a majority of the directors when constituting the Incumbent Board (in each case, other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors of the Corporation) shall be, for purposes of this Section 16(b), considered as though such person were a member of the Incumbent Board; or

(iii)   consummation of a reorganization, merger, consolidation or share exchange, in each case with respect to which persons who were the stockholders of the Corporation immediately prior to such reorganization, merger, consolidation or share exchange do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged, consolidated or other surviving entity's then-outstanding voting securities, or approval by the stockholders of the Corporation of a liquidation or dissolution of the Corporation or consummation of the sale of all or substantially all of the assets of the Corporation (determined on a consolidated basis).

(f)   ***"Code"*** means the Internal Revenue Code of 1986, as it may be amended from time to time.

(g)   ***"Committee"*** means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 6(e).

(h)   ***"Common Stock"*** means the common stock, $0.001 par value per share, of the Corporation.

(i)   ***"Corporation"*** means Calpine Corporation, a Delaware corporation.

(j)   ***"Consultant"*** means any person, including an advisor (a) engaged by the Corporation or an Affiliate to render consulting or advisory services and who is compensated for such services or who provides bona fide services to the Corporation or an Affiliate pursuant to a written agreement or (b) who is a member of the Board of Directors of an Affiliate; provided that, except as otherwise permitted in Section 2(d) hereof, such person is a natural person and such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Corporation's securities.

(k)   ***"Covered Employee"*** has the same meaning as set forth in Section 162(m)(3) of the Code.

(l)   ***"Date of Grant"*** means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Grantee that specifies the key terms and conditions of the Award and from which the Grantee begins to benefit from or be adversely affected by subsequent changes in the Fair Market Value of the Common Stock or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

(m)   ***"Director"*** means a member of the Board.

(n)   ***"Employee"*** means any person employed by the Corporation or an Affiliate. Mere service as a Director or payment of a director's fee by the Corporation or an Affiliate shall not be sufficient to constitute "employment" by the Corporation or an Affiliate.

(o) **_"Exchange Act"_** means the Securities Exchange Act of 1934, as amended.

(p) **_"Fair Market Value"_** means, as of any date, the value of the Common Stock as determined below. The Fair Market Value on any date on which the Corporation's shares of Common Stock are registered under Section 12 of the Exchange Act and listed on any national securities exchange shall be the closing price of a share of Common Stock on any national securities exchange on such date (if the such national securities exchange is not open for trading on such date, then the closing price per share of the Common Stock on such national securities exchange on the next preceding day on which the national securities exchange was open for trading), and thereafter (i) if the Common Stock is admitted to quotation on the over the counter market or any interdealer quotation system, the Fair Market Value on any given date shall not be less than the average of the highest bid and lowest asked prices of the Common Stock reported for such date or, if no bid and asked prices were reported for such date, for the last day preceding such date for which such prices were reported, or (ii) in the absence of an established market for the Common Stock, the Fair Market Value determined in good faith by the Committee and such determination shall be conclusive and binding on all persons. Notwithstanding the foregoing, the determination of fair market value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code.

(q) **_"Form S-8"_** has the meaning set forth in Section 2(d).

(r) **_"Free Standing Rights"_** has the meaning set forth in Section 15(a).

(s) **_"Grantee"_** means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(t) **_"Incentive Stock Option"_** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(u) "**_Negative Discretion_**" means the discretion authorized by the Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award in accordance with Section 20(d)(iv) of the Plan; provided, that, the exercise of such discretion would not cause the Performance Compensation Award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.

(v) **_"Non-Employee Director"_** means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

(w) **_"Nonstatutory Stock Option"_** means an Option not intended to qualify as an Incentive Stock Option.

(x) **_"Officer"_** means a person who is an officer of the Corporation within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) **_"Option"_** means an Incentive Stock Option or a Nonstatutory Stock Option granted pursuant to the Plan.

(z)   **"Option Agreement"** means a written agreement between the Corporation and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan and need not be identical.

(aa)   **"Optionholder"** means a Grantee to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(bb)   **"Outside Director"** means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3) or any successor to such statute and regulation.

(cc)   **"Performance Compensation Award**" means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 20 of the Plan.

(dd)   "**Performance Criteria**" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Corporation (or Affiliate, division or operational unit of the Corporation) and shall be limited to the following:

(i)   net earnings or net income (before or after taxes);

(ii)   basic or diluted earnings per share (before or after taxes);

(iii)   net revenue or net revenue growth;

(iv)   gross revenue;

(v)   gross profit or gross profit growth;

(vi)   net operating profit (before or after taxes);

(vii)   return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales);

(viii)   cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);

(ix)   earnings before or after taxes, interest, depreciation and/or amortization;

(x)   gross or operating margins;

(xi)   productivity ratios;

(xii)   share price (including, but not limited to, growth measures and total stockholders return);

(xiii)　　expense targets;

(xiv)　　margins;

(xv)　　operating efficiency;

(xvi)　　objective measures of customer satisfaction;

(xvii)　　working capital targets;

(xviii)　　measures of economic value added;

(xix)　　inventory control; and

(xx)　　enterprise value.

(xxi)　　Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Corporation and/or an Affiliate as a whole or any business unit of the Corporation and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Corporation may select Performance Criterion (l) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval.

(ee)　　*"Performance Formula"* means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Grantee, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(ff)　　*"Performance Goals"* means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), or at any time thereafter (but only to the extent the exercise of such authority after such period would not cause the Performance Compensation Awards granted to any Grantee for the Performance Period to fail to qualify as "performance-based compensation" under Section

162(m) of the Code), in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code in order to prevent the dilution or enlargement of the rights of Grantees based on the following events:

      (i)   asset write-downs;

      (ii)   litigation or claim judgments or settlements;

      (iii)   the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results;

      (iv)   any reorganization and restructuring programs;

      (v)   extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Corporation's annual report to stockholders for the applicable year;

      (vi)   acquisitions or divestitures;

      (vii)   any other specific unusual or nonrecurring events, or objectively determinable category thereof;

      (viii)   foreign exchange gains and losses; and

      (ix)   a change in the Corporation's fiscal year.

      (gg)   *"Performance Period"* means the one or more periods of time as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee's right to and the payment of a Performance Compensation Award.

      (hh)   *"Plan"* means this Calpine Corporation 2008 Equity Incentive Plan.

      (ii)   *"Related Stock Appreciation Rights"* has the meaning set forth in Section 15(a).

      (jj)   *"Restricted Award"* means any Award granted pursuant to Section 14(a).

      (kk)   *"Restricted Period"* has the meaning set forth in Section 14(a).

      (ll)   *"Rule 16b-3"* means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

      (mm)   *"SAR Amount"* has the meaning set forth in Section 15(l).

      (nn)   *"SAR exercise price"* has the meaning set forth in Section 15(a).

(oo)   *"Securities Act"* means the Securities Act of 1933, as amended.

(pp)   *"Stock Appreciation Right"* means the right pursuant to an award granted under Section 15 to receive an amount equal to the excess, if any, of (A) the Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the shares of stock covered by such right or such portion thereof, over (B) the aggregate SAR exercise price of such right or such portion thereof.

(qq)   *"Stock for Stock Exchange"* has the meaning set forth in Section 10(c).

(rr)   *"Ten Percent Stockholder"* means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or of any of its Affiliates.

5.   STOCK SUBJECT TO THE PLAN.

(a)   Subject to the provisions of Section 17, the aggregate number of shares of Common Stock for which Awards may be granted under the Plan shall not exceed 27,533,000 shares of Common Stock; provided, however, that (1) for purposes of awards granted under the Plan on or after the date of the Annual Meeting of the Stockholders in calendar year 2010: (A) each share subject to an Option or Stock Appreciation Right granted under the Plan shall reduce such aggregate number of shares by one (1) share, and (B) each share subject to a Restricted Award, Other Stock-Based Award or Dividend Equivalent granted under the Plan shall reduce such aggregate number of shares by one and three-tenths (1.3) shares, and (2) if, on or prior to the termination of the Plan as provided in Section 27, any Option granted under the Plan shall have expired or terminated for any reason without having been exercised in full or any shares of Restricted Stock shall have been forfeited, or any other Awards for which shares of Common Stock are deliverable are so forfeited, such unpurchased or forfeited shares covered thereby shall again become available for the grant of Awards under the Plan (on a one-for-one basis for purposes of awards granted under the Plan before the date of the Annual Meeting of Stockholders in calendar year 2010, and based on the share counting rules set forth in clause (1) of this sentence for purposes of awards granted under the Plan on or after the date of the Annual Meeting of the Stockholders in calendar year 2010). The maximum number of shares of Common Stock for or under which or with respect to which any Award may be granted under the Plan to any individual during any calendar year is 1,250,000 shares of Common Stock, unless the Committee in its discretion determines otherwise. Notwithstanding anything to the contrary contained herein: (i) shares tendered in payment of an Option shall not be added to the aggregate plan limit described above; (ii) shares withheld by the Corporation to satisfy any tax withholding obligation shall not be added to the aggregate plan limit described above; and (iii) all shares covered by a Stock Appreciation Right or other Awards, whether or not shares of Common Stock are actually issued to the Grantee upon exercise or settlement of the Award, shall be considered issued or transferred pursuant to the Plan. All shares reserved for issuance under the Plan may be used for Incentive Stock Options. No fractional shares of Common Stock may be issued.

(b)   The shares to be delivered pursuant to an Award shall be made available, at the discretion of the Committee, either from authorized but previously unissued shares as permitted by the Certificate of Incorporation of the Corporation or from shares re-acquired by the

Corporation, including shares of Common Stock purchased in the open market, and shares held in the treasury of the Corporation.

6.   ADMINISTRATION OF THE PLAN.

(a)   The Plan shall be administered by the Board unless and until the Board delegates administration to a Committee, as provided in Section 6(e).

(b)   The Board shall have the power and authority to select and grant to Grantees Awards pursuant to the terms of the Plan.

(c)   In particular, the Board shall have the authority: (i) to construe and interpret the Plan and apply its provisions; (ii) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan; (iii) to authorize any person to execute, on behalf of the Corporation, any instrument required to carry out the purposes of the Plan; (iv) to delegate its authority to one or more Officers of the Corporation with respect to awards that do not involve Covered Employees or "insiders" within the meaning of Section 16 of the Exchange Act; (v) to determine when Awards are to be granted under the Plan and the applicable Date of Grant; (vi) from time to time to select, subject to the limitations set forth in this Plan, those Grantees to whom Awards shall be granted; (vii) to determine the number of shares of Common Stock to be made subject to each Award; (viii) to determine whether each Option is to be an Incentive Stock Option or a Nonstatutory Stock Option; (ix) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment, vesting provisions and right of repurchase provisions, and to specify the provisions of the Award Agreement relating to such grant or sale; (x) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; (xi) to determine the duration and purpose of leaves of absences which may be granted to a Grantee without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Corporation's employment policies; (xii) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; and (xiii) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for administration of the Plan. The Board may also modify the purchase price or the exercise price of any outstanding Award, provided, however, that, except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares) or as is provided in Section 17(a), and notwithstanding any other provisions of the Plan, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, without, in each such case, first obtaining approval of the stockholders of the Corporation of such amendment or action.

(d)   The interpretation and construction of any provision of the Plan or of any Award granted under it by the Committee shall be final, conclusive and binding upon all parties, including the Corporation, its stockholders and Directors, and the executives and employees of the Corporation and its Affiliates. No member of the Board or the Committee shall be liable to the Corporation, any stockholder, any Grantee or any employee of the Corporation or its Affiliates for any action or determination made in good faith with respect to the Plan or any Award granted under it. No member of the Committee may vote on any Award to be granted to him or her.

(e)   The Committee. (i) The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

(ii)   At such time as the Common Stock is required to be registered under Section 12 of the Exchange Act, in the discretion of the Board, a Committee may consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3 and/or Section 162(m) of the Code. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any Covered Employee and with respect to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors who are also Outside Directors. Within the scope of such authority, the Board or the Committee may (A) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Awards to eligible persons who are either (x) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award or (y) not persons with respect to whom the Corporation wishes to comply with Section 162(m) of the Code or (B) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an option is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors.

(f)   The expenses of administering the Plan shall be borne by the Corporation.

7.   OPTION PROVISIONS.

(a)   Each Option shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, it is the intention of the Corporation that all Options granted hereunder shall be intended to comply with the provisions and requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions.

(b)   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Corporation and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

8.   OPTION PRICE.

(a)   Subject to the provisions of Section 2(c) regarding Ten Percent Stockholders, the purchase price of the shares of Common Stock covered by each Incentive Stock Option granted under the Plan shall be not less than 100% of the Fair Market Value of such shares at the time the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(b)   The exercise price of each Nonstatutory Stock Option shall be not less than 100% of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, a Nonstatutory Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c)   The exercise price of any outstanding Options shall not be reduced during the term of such Options except by reason of an adjustment pursuant to Section 17 hereof (and any such reduction shall be in accordance with Section 409A of the Code), nor shall the Committee cancel outstanding Options and reissue new Options at a lower exercise price in substitution for the canceled Options.

9.   TERM OF OPTIONS. The expiration date of an Option granted under the Plan shall be as determined by the Committee at the time of grant, provided that each such Option shall expire not more than ten years after the date such Option was granted. Subject to the provisions of Section 2(d) regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it was granted.

10.   VESTING; EXERCISE OF OPTIONS.

(a)   Each Option shall become exercisable in whole or in part or in installments at such time or times as the Committee may prescribe at the time the Option is granted and specify in the Option Agreement. No Option shall be exercisable after the expiration of 10 years from the date on which it was granted and no Option may be exercised, regardless of vesting, unless and until the Corporation has an effective Registration Statement on Form S-8 (or such other applicable form) on file with the Securities and Exchange Commission (the "SEC") to register the sale of its common stock for issuance of shares upon the exercise of the Option.

(b)   Notwithstanding any contrary provision contained herein, unless otherwise expressly provided in the Option Agreement, any Option granted hereunder shall become immediately vested in full upon the occurrence of a Change in Control of the Corporation.

(c)   The exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or by certified or bank check at the time the Option is exercised or (ii) in the discretion of the Committee, upon such terms as the Committee shall approve, the exercise price may be paid: (A) by delivery to the Corporation of other Common Stock, duly endorsed for transfer to the Corporation, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Grantee identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (B) a "cashless" exercise program established with a broker; (C) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise; or (D) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Corporation of other Common Stock acquired, directly or indirectly from the Corporation, shall be paid only by shares of the Common Stock of the Corporation that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by a Director or executive officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Corporation, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to any Award under this Plan.

11. **TRANSFERABILITY OF OPTIONS**.

(a) An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Corporation, in a form satisfactory to the Corporation, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(b) A Nonstatutory Stock Option may, in the sole discretion of the Committee, be transferable to a permitted transferee upon written approval by the Committee to the extent provided in the Option Agreement. A permitted transferee includes: a transfer by gift or domestic relations order to a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Corporation, in a form satisfactory to the Corporation, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

12. **STOCKHOLDER RIGHTS OF OPTIONHOLDER**. No Optionholder shall have any rights to dividends or other rights of a stockholder with respect to shares subject to an Option prior to the purchase of such shares upon exercise of the Option.

13. **TERMINATION OF OPTION**.

(a) Except as set forth in an individual agreement with any Optionholder, upon termination of employment or service with the Corporation, all unvested Options held by such Optionholder shall immediately terminate and all vested options shall remain exercisable until the earlier of (i) three months after the date of termination of employment or service or (ii) the expiration of the original term of the Option, except as follows.

(i) Death. If an Optionholder's employment or service with the Corporation is terminated by reason of death or if the Optionholder dies during the three-month post-termination exercise period described in the preceding sentence, then all Options whether vested or unvested shall become immediately vested and shall remain exercisable until the earlier of one year after the date of death or the expiration of the original term of the Option.

(ii) Retirement. If an Optionholder's employment or service with the Corporation terminates upon or after an Optionholder has attained the age of 65 and has completed five (5) years of service with the Corporation or any of its Affiliates ("Retires" or "Retirement"), then all Options held by such Optionholder, whether vested or unvested, shall become immediately vested and exercisable and shall remain exercisable until the earlier of the one-year anniversary of such Optionholder's date of Retirement or the expiration of the term of the Option.

(iii)   Cause. If a Grantee's employment or service with the Corporation is terminated for "Cause", then all Options held by the Optionholder, whether vested or unvested, shall immediately terminate.

(b)   Notwithstanding the foregoing, the Committee may, at any time prior to any termination of such employment or service, determine in its sole discretion that the exercise of any Option after termination of such employment or other relationship with the Corporation shall be subject to satisfaction of the conditions precedent that the Optionholder refrain from engaging, directly or indirectly, in any activity which is competitive with any activity of the Corporation or any of its Affiliates thereof and from otherwise acting, either prior to or after termination of such employment or other relationship, in any manner inimical or in any way contrary to the best interests of the Corporation and that the Optionholder furnish to the Corporation such information with respect to the satisfaction of the foregoing condition precedent as the Committee shall reasonably request.

(c)   An Optionholder under the Plan may make written designation of a beneficiary on forms prescribed by and filed with the Secretary of the Corporation. Such beneficiary, or if no such designation of any beneficiary has been made, the legal representative of such Optionholder or such other person entitled thereto as determined by a court of competent jurisdiction, may exercise, in accordance with and subject to the provisions of this Section 13, any unterminated and unexpired Option granted to such Optionholder to the same extent that the Optionholder himself or herself could have exercised such Option were he alive or able; provided, however, that no Option granted under the Plan shall be exercisable for more shares than the Optionholder could have purchased thereunder on the date his or her employment by, or other relationship with, the Corporation and its Affiliates was terminated.

14.   **RESTRICTED AWARDS**.

(a)   A Restricted Award is an Award of actual shares of Common Stock ("Restricted Stock") or hypothetical Common Stock units ("Restricted Stock Units") having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "Restricted Period") as the Committee shall determine.

(b)   Each Grantee granted Restricted Stock shall execute and deliver to the Corporation an Award agreement with respect to the Restricted Stock setting forth the restrictions and other terms and conditions applicable to such Restricted Stock. If the Committee determines that the Restricted Stock shall be held by the Corporation or in escrow rather than delivered to the Grantee pending the release of the applicable restrictions, the Committee may require the Grantee to additionally execute and deliver to the Corporation (i) an escrow agreement satisfactory to the Committee, if applicable and (ii) the appropriate blank stock power with respect to the Restricted Stock covered by such agreement. If a Grantee shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and stock power, the Award shall be null and void. Subject to the restrictions set forth in the Award Agreement, the Grantee generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including the right to vote such Restricted Stock. At the discretion of the Committee, cash dividends and stock dividends with respect to the Restricted Stock may be either currently paid to the Grantee or withheld by the Corporation for the Grantee's account, and interest may be credited on the amount of the cash dividends withheld at a rate and subject to such terms as determined by the Committee. The cash dividends or stock dividends so withheld by the Committee and attributable to any particular share of Restricted Stock (and earnings thereon, if applicable) shall be distributed to the Grantee in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share is forfeited, the Grantee shall have no right to such dividends.

(c)   The terms and conditions of a grant of Restricted Stock Units shall be reflected in a written Award Agreement. No shares of Common Stock shall be issued at the time a Restricted Stock Unit is granted, and the Corporation will not be required to set aside a fund for the payment of any such Award. At the discretion of the Committee, each Restricted Stock Unit (representing one share of Common Stock) may be credited with cash and stock dividends paid by the Corporation in respect of one share of Common Stock ("Dividend Equivalents"). At the discretion of the Committee, Dividend Equivalents may be either currently paid to the Grantee or withheld by the Corporation for the Grantee's account, and interest may be credited on the amount of cash Dividend Equivalents withheld at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Grantee's account and attributable to any particular Restricted Stock Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Grantee upon settlement of such Restricted Stock Unit and, if such Restricted Stock Unit is forfeited, the Grantee shall have no right to such Dividends Equivalents.

(d)   Restricted Stock awarded to a Grantee shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Grantee shall not be entitled to delivery of the stock certificate; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to forfeiture to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are forfeited, the stock certificates shall be returned to the Corporation, and all rights of the Grantee to such shares and as a stockholder with respect to such shares shall terminate without further obligation on the part of the Corporation.

(e)   Restricted Stock Units awarded to any Grantee shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Stock Units are forfeited, all rights of the Grantee to such Restricted Stock Units shall terminate without further obligation on the part of the Corporation and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(f)   Upon termination of employment with or service to the Corporation or any of its Affiliates (including by reason of such Affiliate ceasing to be an Affiliate of the Corporation), during the applicable Restricted Period, Restricted Stock and Restricted Stock Unit shall be forfeited; provided, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock or Restricted Stock Unit will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock or Restricted Stock Unit.

(g)   Unless otherwise determined by the Committee or set forth in the applicable Award Agreement, upon a Change in Control of the Corporation, all Restricted Stock Awards and Restricted Stock Units Awards shall become immediately vested and all restrictions with respect thereto shall lapse, other than restrictions on transfer imposed under the federal securities laws.

(h)   With respect to Restricted Stock and Restricted Stock Units, the Restricted Period shall commence on the Date of Grant and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement.

(i)   Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in this Section 14 and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Corporation shall deliver to the Grantee, or his beneficiary, without charge, the stock certificate evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or stock dividends credited to the Grantee's account with respect to such Restricted Stock and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Corporation shall deliver to the Grantee, or his beneficiary, without charge, one share of Common Stock for each such outstanding Restricted Stock Unit ("Vested Unit") and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 14(c) hereof and the interest thereon or, at the discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to such Dividend Equivalents' interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock for Vested Units. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Vested Unit.

(j)   Each certificate representing Restricted Stock awarded under the Plan shall bear a legend in the form the Corporation deems appropriate.

15. STOCK APPRECIATION RIGHTS.

(a)	A stock appreciation right means the right pursuant to an Award granted under this Section 15 to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the shares of Common Stock covered by such right or such portion thereof, over (ii) the aggregate exercise price of such right or portion thereof (the "SAR exercise price) which shall be at least 100% of the Fair Market Value of such shares at the time the Stock Appreciation Right is granted (a "Stock Appreciation Right"). Stock Appreciation Rights may be granted either alone ("Free Standing Rights") or in conjunction with all or part of any Option granted under the Plan ("Related Stock Appreciation Rights"). Related Stock Appreciation Rights may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, Related Stock Appreciation Rights may be granted only at the time of the grant of the Incentive Stock Option. The Committee shall determine the Grantee to whom, and the time or times at which, grants of Stock Appreciation Rights shall be made; the number of shares of Common Stock to be awarded, the price per share, and all other conditions of Stock Appreciation Rights. Notwithstanding the foregoing, no Related Stock Appreciation Right may be granted for more shares than are subject to the Option to which it relates and any Stock Appreciation Right must be granted with an exercise price not less than the Fair Market Value of Common Stock on the date of grant. The number of shares of Common Stock subject to the Stock Appreciation Right must be fixed on the date of grant of the Stock Appreciation Right, and the right must not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the right. The provisions of Stock Appreciation Rights need not be the same with respect to each Grantee. Stock Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 15 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable, as set forth in the applicable Award Agreement.

(b)	The Grantee of a Stock Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has executed an Award Agreement and delivered a fully executed copy thereof to the Corporation. Grantees who are granted Stock Appreciation Rights shall have no rights as stockholders of the Corporation with respect to the grant or exercise of such rights.

(c)	The expiration date of a Free Standing Right granted under the Plan shall be as determined by the Committee at the time of grant, provided that each Free Standing Right shall expire not more than ten years after the date such Free Standing Right was granted, and provided further that Free Standing Rights shall be exercisable at such time or times and subject to such other terms and conditions as shall be determined by the Committee at or after grant.

(d)	Related Stock Appreciation Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 10 above and this Section 15 of the Plan.

(e)	Upon the exercise of a Free Standing Right, the Grantee shall be entitled to receive up to, but not more than, that number of shares of Common Stock equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the

Free Standing Right (which price shall be no less than 100% of the Fair Market Value on the date of grant) multiplied by the number of shares of Common Stock in respect of which the Free Standing Right is being exercised, with the Committee having the right to determine the form of payment.

(f)   Upon exercise thereof, the Grantee of a Stock Appreciation Right shall be entitled to receive from the Corporation, an amount equal to the product of (i) the excess of the Fair Market Value, on the date of such written request, of one share of Common Stock over the "SAR exercise price" per share specified in such Stock Appreciation Right or its related Option, multiplied by (ii) the number of shares for which such Stock Appreciation Right shall be exercised. Payment with respect to the exercise of a Stock Appreciation Right that satisfies the requirements of Section 15(a) shall be paid on the date of exercise and made in shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), valued at Fair Market Value on the date of exercise. Payment with respect to the exercise of a Stock Appreciation Right that does not satisfy the requirements of Section 15(a) shall be paid at the time specified in the Award in accordance with the provisions of Section 15(l). Payment may be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee. Fractional shares resulting from the exercise of a Stock Appreciation Right pursuant to this Section 15 shall be settled in cash.

(g)   The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one share of Common Stock on the Date of Grant of such Stock Appreciation Right. A Related Stock Appreciation Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Stock Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per share of Common Stock subject to the Stock Appreciation Right and related Option exceeds the exercise price per share thereof and no Stock Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 15(a) are satisfied.

(h)   Upon any exercise of a Stock Appreciation Right, the number of shares of Common Stock for which any related Option shall be exercisable shall be reduced by the number of shares for which the Stock Appreciation Right shall have been exercised. The number of shares of Common Stock for which a Stock Appreciation Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option shall have been exercised.

(i)   Unless otherwise determined by the Committee or set forth in an applicable Award Agreement, upon a Change in Control of the Corporation, all Stock Appreciation Rights shall become immediately vested and exercisable.

(j)   Stock Appreciation Rights shall be transferable only when and to the extent that an Option would be transferable under Section 11 of the Plan.

(k)   Except as otherwise set forth in an Award Agreement with a Grantee, upon termination of employment or service, any outstanding Stock Appreciation Rights shall be governed by the same principles relating to Options as set forth in Section 13 hereof.

16.   OTHER STOCK-BASED AWARDS.

(a)   The Committee is authorized to grant Awards to Grantee in the form of Other Stock-Based Awards, as deemed by the Committee to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. Other Stock-Based Awards shall include a right or other interest granted to a Grantee under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, including but not limited to dividend equivalents or performance units, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as determined by the Committee. The Committee shall determine the terms and conditions of such Other Stock-Based Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and Performance Periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 16 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, shares of Common Stock, other Awards, notes or other property, as the Committee shall determine, subject to any required corporate action.

(b)   Unless otherwise determined by the Committee, any Other Stock-Based Award shall become immediately vested upon a Change in Control.

17.   ADJUSTMENT OF AND CHANGES IN CAPITALIZATION.

(a)   In the event that the outstanding shares of Common Stock shall be changed in number or class by reason of split-ups, combinations, mergers, consolidations or recapitalizations, or by reason of stock dividends, the number or class of shares which thereafter may be issued pursuant to Awards granted under the Plan, both in the aggregate and as to any individual, and the number and class of shares then subject to Awards theretofore granted and the price per share payable upon exercise of Options theretofore granted and the exercise price per share of Stock Appreciation Rights theretofore granted shall be adjusted so as to reflect such change, all as determined by the Committee. In the event there shall be any other change in the number or kind of the outstanding shares of Common Stock, or of any stock or other securities or property into which such Common Stock shall have been changed, or for which it shall have been exchanged, then if the Committee shall determine that such change equitably requires an adjustment in any outstanding Award theretofore granted or which may be granted under the Plan, such adjustment shall be made in accordance with such determination. Any adjustment in Incentive Stock Options under this Section 17 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 17 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 or otherwise result in a violation of Section 409A of the Code. Further, with respect to Awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code, such adjustments or substitutions shall be made only to the extent that the Committee determines that such adjustments or substitutions may be made without causing the Corporation to be denied a tax deduction on account of Section 162(m) of the Code.

(b)   Notice of any adjustment shall be given by the Corporation to each Grantee with an Award which shall have been so adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(c)   Fractional shares resulting from any adjustment of Awards pursuant to this Section 17 may be settled in cash or otherwise as the Committee may determine.

(d)   Notwithstanding the above, in the event of any of the following: (i) the Corporation is merged or consolidated with another corporation or entity and, in connection therewith, consideration is received by stockholders of the Corporation in a form other than stock or other equity interests of the surviving entity or outstanding Awards are not to be assumed upon consummation of the proposed transaction; (ii) all or substantially all of the assets of the Corporation are acquired by another person; (iii) the reorganization or liquidation of the Corporation; or (iv) the Corporation shall enter into a written agreement to undergo an event described in clause (i), (ii) or (iii) above, then the Committee may, in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and cause the holders thereof to be paid, in cash, stock or other property, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Corporation in the event. The terms of this Section 17 may be varied by the Committee in any particular Award Agreement. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash, stock or other property, or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Corporation in the event.

18.   SECURITIES ACTS REQUIREMENTS.

(a)   No Option granted pursuant to the Plan shall be exercisable in whole or in part, and the Corporation shall not be obligated to sell any shares of Common Stock subject to any such Option, if such exercise and sale or issuance would, in the opinion of counsel for the Corporation, violate the Securities Act or other Federal or state statutes having similar requirements, as they may be in effect at that time; and each Option shall be subject to the further requirement that, at any time that the Committee shall determine, in their respective discretion, that the listing, registration or qualification of the shares of Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Option or the issuance of shares thereunder, such Option may not be exercised or issued, as the case may be, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

(b)   As a condition to the issuance of any Award that may be settled in shares of Common Stock under the Plan, the Committee may require the Grantee to furnish a written representation that he or she is acquiring such Award for investment and not with a view to distribution of the shares to the public and a written agreement restricting the transferability of the shares of such Award, and may affix a restrictive legend or legends on the face of the certificate representing such shares. Such representation, agreement and/or legend shall be required only in cases where in the opinion of the Committee and counsel for the Corporation, it is necessary to enable the Corporation to comply with the provisions of the Securities Act or other Federal or state statutes having similar requirements, and any stockholder who gives such representation and agreement shall be released from it and the legend removed at such time as the shares to which they applied are registered or qualified pursuant to the Securities Act or other Federal or state statutes having similar requirements, or at such other time as, in the opinion of the Committee and counsel for the Corporation, the representation and agreement and legend cease to be necessary to enable the Corporation to comply with the provisions of the Securities Act or other Federal or state statutes having similar requirements.

19. **DISQUALIFYING DISPOSITIONS.** Any Grantee who shall make a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Date of Grant of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Corporation in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

20. **COMPLIANCE WITH SECTION 162(m) OF THE CODE**.

        (a) The Committee shall have the authority, at the time of grant of any Award described in this Plan (other than Options and Stock Appreciation Rights granted with an exercise price or grant price, as the case may be, equal to or greater than the Fair Market Value per share of Stock on the date of grant), to designate such Award as a "Performance Compensation Award" in order to qualify such Award as "performance-based compensation" under Section 162(m) of the Code.

        (b) The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code) which Grantees will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Grantee eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Grantee to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Grantee becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 20. Moreover, designation of a Grantee eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Grantee eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Grantee eligible to receive an Award hereunder shall not require designation of any other person as a Grantee eligible to receive an Award hereunder in such period or in any other period.

(c)   With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply to the Corporation and the Performance Formula. Within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 20(c) and record the same in writing.

(d)   Payment of Performance Compensation Awards.

(i)   Unless otherwise provided in the applicable Award Agreement, a Grantee must be employed by the Corporation on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii)   A Grantee shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Grantee's Performance Compensation Award has been earned for the Performance Period.

(iii)   Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Grantee's Performance Compensation Award for the Performance Period and, in so doing, may apply Negative Discretion in accordance with Section 20(d)(iv) hereof, if and when it deems appropriate.

(iv)   In determining the actual size of an individual Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the maximum amount payable under Section 20(d)(vi) of the Plan.

(v)   Performance Compensation Awards granted for a Performance Period shall be paid to Grantees as soon as administratively practicable following completion of the certifications required by this Section 20.

(vi)   Subject to the adjustment provisions of Section 17, notwithstanding any provision contained in this Plan to the contrary, the maximum Performance Compensation Award payable to any one Grantee under the Plan for a Performance Period is 1,250,000 shares of Common Stock or, in the event such Performance Compensation Award is paid in cash, the equivalent cash value thereof on the first or last day of the Performance Period to which such Award relates, as determined by the Committee. Furthermore, any Performance Compensation Award that has been deferred shall not (between the date as of which the Award is deferred and the payment date) increase (A) with respect to Performance Compensation Award that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Committee or (B) with respect to a Performance Compensation Award that is payable in shares of Common Stock, by an amount greater than the appreciation of a share of Common Stock from the date such Award is deferred to the payment date.

21.   WITHHOLDING OBLIGATIONS. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Grantee may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Corporation's right to withhold from any compensation paid to the Grantee by the Corporation) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Corporation to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Grantee as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Corporation previously owned and unencumbered shares of Common Stock of the Corporation.

22.   AMENDMENT OF THE PLAN AND AWARDS.

(a)   The Board may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part. However, except as provided in Section 17 relating to adjustments upon changes in Common Stock and Section 22(c), no amendment shall be effective unless approved by the stockholders of the Corporation to the extent stockholder approval is necessary to satisfy any applicable law or securities exchange listing requirements. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

(b)   The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

(c)   It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

(d)   Notwithstanding the foregoing, no amendment to or termination of the Plan shall affect adversely any of the rights of any Grantee, without such Grantee's consent in writing. All changes described in this paragraph are at the sole discretion of the Board, may be made at any time, and may have a retroactive effective date.

(e)   The Board at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Board may not effect any amendment which would otherwise constitute an impairment of the rights under any Award unless (a) the Corporation requests the consent of the Grantee and (b) the Grantee consents in writing.

23.   GENERAL PROVISIONS.

(a)   No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Grantee any right to continue to serve the Corporation or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Corporation or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Corporation or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Corporation or an Affiliate, and any applicable provisions of the corporate law of the state in which the Corporation or the Affiliate is incorporated, as the case may be.

(b)   Section 409A of the Code. If the Board (or its delegate) determines in its discretion that an Award is determined to be "nonqualified deferred compensation" subject to Section 409A of the Code, and that Grantee is a "specified employee" as defined in Section 409A (a)(2)(B)(i) of the Code and the regulations and other guidance issued thereunder, then the exercise or distribution of such Award upon a separation from service may not be made before the date which is six months after the date the Grantee separates from service with the Corporation or any of its Affiliates. Notwithstanding any other provision contained herein, terms such as "termination of service," "termination of employment" and "termination of engagement" shall mean a "separation from service" within the meaning of Section 409A of the Code, to the extent any exercise or distribution hereunder could be deemed "non-qualified deferred compensation" for purposes thereof.

(c)   Section 16. It is the intent of the Corporation that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 so that Grantees will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 23(c), such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

(d)   Section 162(m). To the extent the Committee issues any Award that is intended to be exempt from the application of Section 162(m) of the Code, the Committee may, without stockholder or grantee approval, amend the Plan or the relevant Award Agreement retroactively or prospectively to the extent it determines necessary in order to comply with any subsequent clarification of Section 162(m) of the Code required to preserve the Corporation's Federal income tax deduction for compensation paid pursuant to any such Award.

24.   CHANGES IN LAW. The Board may amend the Plan and any outstanding Awards granted thereunder in such respects as the Board shall, in its sole discretion, deem advisable in order to incorporate in the Plan or any such Awards any new provision or change designed to comply with or take advantage of requirements or provisions of the Code or any other statute, or Rules or Regulations of the Internal Revenue Service or any other Federal or state governmental agency enacted or promulgated after the adoption of the Plan.

25.   LEGAL MATTERS.

(a)   Every right of action by or on behalf of the Corporation or by any stockholder against any past, present or future member of the Board, officer or employee of the Corporation arising out of or in connection with this Plan shall, irrespective of the place where such action may be brought and irrespective of the place of residence of any such Grantee, cease and be barred by the expiration of three years from whichever is the later of (i) the date of the act or omission in respect of which such right of action arises, or (ii) the first date upon which there has been made generally available to stockholders an annual report of the Corporation and a proxy statement for the Annual Meeting of Stockholders following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the aggregate number of shares for which Awards were granted; and any and all rights of action by any employee or executive of the Corporation (past, present or future) against the Corporation arising out of or in connection with this Plan shall, irrespective of the place where such action may be brought, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises.

(b)   This Plan and all determinations made and actions taken pursuant hereto shall be governed by the law of Delaware, applied without giving effect to any conflicts-of-law principles, and construed accordingly.

26.   ELECTRONIC DELIVERY AND ACCEPTANCE. The Corporation may, in its sole discretion, deliver any documents related to the Award by electronic means. To participate in the Plan, a Grantee consents to receive all applicable documentation by electronic delivery and through an on-line (and/or voice activated) system established and maintained by the Corporation or a third party vendor designated by the Corporation.

27.   TERMINATION OR SUSPENSION OF THE PLAN. The Plan shall terminate on the earliest of (a) the tenth anniversary of the Effective Date or (b) such earlier time as the Board may determine. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 22(a) hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Unless the Corporation determines to submit Section 20 of the Plan and the definition of "Performance Goal" and "Performance Criteria" to the Corporation's stockholders at the first stockholder meeting that occurs in the fifth year following the year in which the Plan was last approved by stockholders (or any earlier meeting designated by the Board), in accordance with the requirements of Section 162(m) of the Code, and such stockholder approval is obtained, then no further Performance Compensation Awards shall be made to Covered Employees under Section 20 after the date of such annual meeting, but the Plan may continue in effect for Awards to Grantees not in accordance with Section 162(m) of the Code.

28.   ROBERT P. MAY. Notwithstanding any provisions to the contrary hereof, with respect to Robert P. May, if Mr. May has not entered into a new employment agreement with the Corporation within six months following the Effective Date, the grants of Awards to Mr. May shall be null and void and Mr. May shall not be entitled to any compensation on account thereof; provided, that, if there is a change in control while Mr. May is employed as the Chief Executive Officer of the Corporation within six months of the Effective Date, the then unvested Awards of Mr. May shall become fully vested and all his Awards shall remain in full force and effect regardless of whether Mr. May entered into a new employment agreement with the Corporation within the six-month period following the Effective Date; for purposes of this provision only, a change of control shall mean the sale of all or substantially all of the assets of the Corporation or the acquisition by one or more related entities of 50.1% or more of the Common Stock.